Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Bloomberg Quicktake Interview Transcript – “Take a Break”
March 30, 2021, 2:59 PM EDT

Corporate Participants:

Tim Stenovec - Bloomberg Quicktake Anchor

Herberto Calves - MYX Fitness President

https://www.bloomberg.com/news/videos/2021-03-30/bloomberg-quicktake-take-a-break-full-show-3-30-2021-video

TRANSCRIPT

PRESENTATION

Tim Stenovec

Welcome back to Take a Break. I'm Tim Stenovec in New York. Despite finding new ways to exercise, many Americans still have trouble starting or sticking with an exercise routine. The excuses, the motivation, time, all of that. Well, according to a study commissioned by MYX Fitness, 58% say the reason that they've quit in the past is because they lost motivation. 34% say it's because they just didn't have the time. So how has lockdown changed that?

With me now is MYX President Herbie Calves. MYX in 2020 sold more than 27,000 exercise bikes. It achieved $30 million in revenue. And this year, it's on track to reach $100 million in revenue. Herbie, thanks so much for taking the time. It's great to have you on the show. Hey, talk to me about where you were a year ago when we were all in lockdown here in the United States, and thinking about how long we were going to be there, and what you guys were doing to get through the pandemic at MYX.

Herberto Calves

So about a year ago, yeah, we actually--we launched MYX at CES in January of 2020, and we identified what we saw was a big white space in the market, which was a product that was meant to address--a connected home fitness product meant to address the needs of the mass-market consumer or broader market consumer. We saw this category evolving over the next 3 to 4 years.

This was back in January of 2020, or actually before that when we started developing the product, of course. And what happened with COVID was, is that broader market consumer where the existing connected fitness offerings weren't addressing their needs, that got pulled forward, that demand, in a dramatic way. So at this time last year, end of March, beginning of April, we were really assessing our supply chain. We saw the demand jumping through the roof, and we were building plans to address, you know, to address more rapid scaling.

Tim Stenovec

Herbie, I look at the site and I see that the primary product is, of course, a bike. And I think to a lot of people they would see it and they'd say, hey, that looks like a Peloton to me.

Herberto Calves

Right.

Tim Stenovec

What's the difference between MYX's bike and Peloton's bike?

Herberto Calves

Yeah, many differences. So, you know, and that was an initial kind of big thing we wanted to address was, oh, people are going to see it and see a screen on a bike, exactly what you've said. So really we call it a home studio, because it really is a product that provides you everything you need for a full body program. The platform is a heart rate-based program, cross training-based, and really a lot of positive coaching as well that we instill through our trainers and coaches in the content.

So it really takes a completely different approach to how you build a program, and looks at a consumer that's not motivated by a leaderboard. They are motivated about doing what's right for them in an efficient, personalized, customized way.

Tim Stenovec

How do you reach that consumer, especially when Peloton has so much mine share?

Herberto Calves

So, I mean, very fortunate. I mean, we were doing some awareness marketing. We would do influencer marketing. We really try to find like-minded influencers out there that can really get the word out among that consumer. In 2020, of course, where everybody's attention turned towards what they can do at home in home connected fitness, the awareness kind of came to us in many ways. And we were there to kind of meet those consumers, on digital, online. We tested some radio, of course, and testing some television.

Tim Stenovec

The site says that delivery can happen in as little as two weeks. One thing that Peloton has been plagued with is delivery delays when it comes to people ordering their bikes. Has that been an opportunity for you?

Herberto Calves

It has been. You know, initially, I think the entire category was dealing with some delays back a year ago, April, May, June. But we really ramped up and scaled our supply chain. We work with some of the biggest factories in the fitness industry, number three or four out there. And we've partnered with one of the top logistics companies as well, and quickly were able to scale our production and distribution efforts through the fall. It became a competitive advantage for us through the holidays, and it continues to be a competitive advantage for us today.

Tim Stenovec

So what does product pipeline look like? You have a bike out right now. What are you thinking about for other products?

Herberto Calves

We can't say yet exactly what we're thinking. You know, we're looking at a number of different things, whether they're accessories or other connected hardware products. But we're definitely leaving no stone unturned. We're really talking to the member base and seeing what is it that they're looking for in a connected experience.

Tim Stenovec

What are they looking for?

Herberto Calves

They're looking for products that really help them have that personalized experience in the home.

Tim Stenovec

Like treadmills?

Herberto Calves

Treadmills are on the table, rowers. I mean, everything that you see people that are the most common and most commonly used, those are definitely products under consideration. But no decisions made on anything.

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Tim Stenovec

How are you thinking about returning to--I don't want to say normal life, because I don't think life will ever be normal before--like it was before COVID, or how we think about it. I think about it being sort of a lot different. Who knows how it will turn out. But I do think we will be going back to offices en masse, and potentially people will be going back to gyms. How do you factor that into how you're thinking about 2021 and 2022 and beyond?

Herberto Calves

You know, one of the things that I think has happened with this consumer, especially our target, this broader market consumer, is that they probably didn't know the kind of experience they can have from a home product. And we saw this as a change that was happening anyway. Otherwise, we wouldn't have gotten into this business. I think that acceleration has sped it up.

We need to make sure that we continue to innovate on the content to keep them engaged. Consumers are realizing that they can get access to expert trainers in their home. And beyond that, even like personal training, the personalization aspect of what the technology combined with the content can give them.

And then another important factor is community. The fact that you can actually have a sense of community through the technology in your home. We've all discovered that in our personal lives to a certain extent this year, but on the fitness side you really can have that in a supportive way streaming into your home through a connected device.

Tim Stenovec

What does the future look like for MYX? Are you thinking about an IPO, SPAC, acquisition?

Herberto Calves

We actually did--we are part of a SPAC. We announced the SPAC back in February. We are joining forces with the Beachbody Company.

Tim Stenovec

When does that go through?

Herberto Calves

That should go through within the May to June time period. You know, it's a fluid timeline there, but it should go through in that May to June time period.

Tim Stenovec

Why was that the right move for an exit or for the next stage of financing?

Herberto Calves

Yeah, it's more of an evolution. I don't see it as an exit. You know, we are super excited about teaming up with them. They're the kings of content. They've been going after the broad market consumer for over 22 years. They're a company whose mission is very aligned with ours, you know, in providing a smarter, simpler way to help this broader market get real results.

They've been addressing that market for a long time. And in connected fitness, nobody was until we launched. And now, together with them, we can really, you know, scale and provide more innovation.

Tim Stenovec

MYX Fitness President Herbie Calves. Herbie, thanks so much for your time. Great to have you on the show, appreciate it.

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IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Beachbody and the Company, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination n, future financial condition and performance of Beachbody and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the PIPE transaction, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

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Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the proxy statement/prospectus for the proposed Business Combination.

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